Exhibit 2.4

DESCRIPTION OF SECURITIES

Common Shares

Our bylaws authorize the issuance of up to 1,590,000,000 common shares.

Distribution of Dividends

Distribution of Dividends

The Colombian Commercial Code establishes that the company must, after payment of income taxes, appropriation of legal reserves, and after offsetting losses from prior fiscal years, distribute at least 50% of its annual income attributable to the shareholders of the controlling entity to all shareholders, payable in cash, or as determined by the general shareholders’ meeting, but in any case, within one year following the date in which the dividends were determined. The minimum common stock dividend requirement of at least 50% may be waived by a favorable vote of 78% of the common shares represented at the general shareholders’ meeting, in accordance with article 155 of the Colombian Commercial Code. If the total amount assigned to the legal reserve of a company exceeds the amount of its share capital, the percentage required to be distributed increases to 70%, in accordance with article 454 of the Colombian Commercial Code.

Voting Rights

At our shareholders’ meetings, each common share entitles the holder to one vote, without restriction regarding the number of votes that can be made by the shareholder or representative, but remaining in effect prohibitions or ineligibilities for votes on certain matters, such as the case of our management and employees in voting on our financial statements, year-end accounts and dissolution. The votes of a single shareholder shall not be divisible. The prohibition of division of the vote, does not restrict the following scenarios: (i) when a third party has voting rights as a result of an act in which the rights resulting from a share are split (such as a lien or usufruct) in which case the beneficiary of such act may vote in a different way from that of the shareholder; (ii) when the registered shareholder is a trustee representing a trust, in which case the trustee may vote as instructed by each beneficiary; (iii) when the registered shareholder is a custody or depository, in which case, such custody or depository may vote as instructed of each person depositing the shares.

Preemptive Rights on Increases in Share Capital

According to our bylaws, any new issue of shares will have preemptive rights in an amount proportional to that recorded in the shareholders ledger as of the date of the approval of such issuance. However, the preemptive rights do not apply in the following cases:

●	when the shareholders’ meeting decides, by a vote of not less than seventy percent of the shares present at the meeting;

●	when the issuance is targeted to the subscription of shares by our employees or subsidiaries as part of their compensation package; or

●	in the case of merger, spin-off or reorganization event involving the subscription of shares as a payment method.

Withdrawal Rights

Shareholders shall have withdrawal rights in the case of merger, split or transformation, or to the voluntary cancellation of the registration of its shares in the National Registry of Values or Stock Market. In the notice for said call the matters to be debated shall be specifically indicated and the shareholders will be informed of the delivery, during said period, to the main offices, of the respective project or report about the reasons for this proposal, so the shareholders may consult it. In addition, there will be included notices about the possibility to exercise the right to withdraw.

Form and Transfer of Shares

Our shares are participation securities, negotiable according to law, except those legally exempt. In cases of disposal, registration in the shareholders ledger will be made, in the case of materialized shares, by written order of the transferor, whether by letter of transfer, or in the form of endorsement of the respective certificate and, in the case of dematerialized shares, by annotation of record by the specialized entity or the Centralized Securities Deposit selected by the Board of Directors. In forced selling and award cases, the recording shall be made by producing the original or certified copy of the relevant documents which contain an order or communication from the legally required person.

Sale of Control of the Company

Colombian regulation does not contemplate specific rules or procedures when a third party is willing to buy or sell control of listed companies. Therefore, tender offer regulations described in “—Acquisition of a Significant Equity Interest in the Company” are applicable. Furthermore, in the event of transactions that have been previously agreed upon by the parties seeking to sell or acquire control, then the buyer and the seller would need to disclose to the market the pre-agreed transaction thirty days before its execution and settlement.

Acquisition of a Significant Equity Interest in the Company

Pursuant to Decree No. 2555 of 2010, any person or group of people intending to become the beneficial owner of twenty five percent or more of the shares with voting rights of a company listed in the BVC, must launch a tender offer. Any tender offer in the Colombian market must be addressed to all the shareholders of a company listed in the BVC and set to acquire at least five percent of the total outstanding shares of such company.

The obligation to launch a tender offer is equally applicable to a person or group of individuals that are already the beneficial owner of twenty five percent of the shares of a listed company and intend to increase said participation by five percent or more. In addition, whenever a beneficial owner of more than twenty five percent of the shares of a listed company has privately acquired less than five percent of the total outstanding shares, such person or group of individuals must launch a tender offer at the moment that such private transactions add up to the five percent threshold.

According to Colombian law, a beneficial owner is such person or group of individuals that due to a contract or any other legal act, directly or indirectly, have or may have the authority to (1) control the voting rights of the shares, and (2) dispose of (sale/transfer/impose liens) such shares. To be considered as a beneficial owner of certain shares, the relevant person or entity must be in the capacity to exercise both powers by means of any legal act. As a result, the beneficial owner concept extends to persons or entities that have indirect control over the shares of a listed company and therefore, this concept is particularly important when determining whether a specific beneficial owner would be in the need of carrying out a tender offer.

American Depositary Shares

JPMorgan Chase Bank, N.A. (“JPMorgan”), as Éxito ADS Depositary has issued the Éxito ADSs. Each Éxito ADS represents an ownership interest in a designated number or percentage of Éxito common shares which we have deposited with the Éxito ADS Custodian, as agent of the Éxito ADS Depositary, under the Éxito ADS Deposit Agreement among ourselves, the Éxito ADS Depositary, individual American depositary receipt holder (“ADR holder”), and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. The ADS-to-share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS may also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to ADR holders. Unless certificated ADRs are specifically requested by the ADR holder, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to ADR holders which reflect ADR holders ownership interest in such ADSs. In this “Description of American Depositary Shares,” references to American depositary receipts or ADRs shall mean ADRs evidencing Éxito ADSs and shall include the statements ADR holders will receive which reflect the ownership of Éxito ADSs. In addition, in this “Description of American Depositary Shares,” “ADSs” will refer to the Éxito ADSs, “shares” will refer to Éxito common shares, “depositary” will refer to the Éxito ADS Depositary, “custodian” will refer to the Éxito ADS Custodian and “deposit agreement” will refer to the Éxito ADS Deposit Agreement. This “Description of American Depositary Shares” also assumes that an ADR holder is not an “affiliate” (as defined in Rule 144 under the Securities Act) and, therefore, ADSs will not be issued in restricted form. Affiliates of the Company will be issued ADSs pursuant to the terms of a restricted issuance agreement rather than the Éxito ADS Deposit Agreement. Such restricted ADSs will include restrictive legends that detail the applicable transfer restrictions and they will only be transferable on the books of the Éxito ADS Depositary.

ADR holder and beneficial owner, will not be treated as a shareholder of ours and will not have any shareholder rights. Colombian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. The rights of an ADR holder are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the Company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, an ADR holder must rely on it to exercise the rights of a shareholder on an ADR holders behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that an ADR holder may otherwise deem important. For more complete information, ADR holders should read the entire deposit agreement and the form of ADR which contains the terms of an ADR holders ADSs. ADR holders can read a copy of the deposit agreement which is filed as an exhibit to the most recent Form F-6 registration statement (or amendment thereto) filed with the SEC. ADR holders may also obtain a copy of the form of deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. ADR holders may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent permissible and practicable, it will pay the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any appropriate adjustments or withholdings and necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. The ADR holder will receive the distributions in proportion to the number of underlying securities that the ADR holders ADSs represent.

Except as stated below and subject in all cases to the terms of the deposit agreement, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

●	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, the ADR holder may lose some or all of the value of the distribution. If such conversion, transfer or distribution can be effected only with the approval or license of the Colombian Central Bank, the SFC or other Colombian Government or any agency thereof, the depositary may, in its discretion, apply for such approval or license. To the extent the depositary does not exercise its discretion to apply for approval or license or does not reasonably believe it will be permitted by applicable law, rule or regulation, or it would not otherwise be practicable, to convert foreign currency into U.S. dollars and/or distribute such U.S. dollars to some or all of the ADR holders entitled thereto, the depositary may in its discretion distribute the foreign currency received by the depositary in Colombia to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Holders entitled to receive the same (subject to fees, charges and expenses related holding the foreign currency).

●	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold in a public or private sale and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

●	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	Sell by public or private sale such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

●	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property by public of private sale and distribute any net proceeds in the same way it distributes cash.

●	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any or all ADR holders, the depositary may choose any method of distribution that it deems practicable, including the distribution of some or all of any cash, foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

If the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all ADR holders, the depositary may in its discretion distribute the foreign currency received by the depositary in Colombia to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.

In all instances where the deposit agreement or an ADR refers to a “public sale” or “private sale” (or words of similar import), the depositary shall have no obligation to effect any such public or private sale unless the securities to be sold are listed and publicly traded on a stock exchange or there is a public market for the property to be sold. If the securities to be sold are not listed and publicly traded or there is no public market for the property, the depositary will (x) in the event the deposit agreement is terminated and the depositary holds deposited securities that are not listed and publicly traded after the date of termination, act in accordance with the step set forth in the ADR and (y) in the event the depositary receives an “Other Distribution” (as described above) that is not distributed by the depositary in accordance the paragraph above or a distribution of rights that falls under subparagraph (ii) above, the depositary will not terminate the deposit agreement but will, in the case of an “Other Distribution”, be deemed to have sold the aggregate number of securities and/or property for nominal value and shall have no obligation to distribute such securities or any proceeds from the deemed sale to ADR holders and, in the case of rights, allow the rights to lapse. Furthermore, in the event the depositary endeavors to make a public sale of shares or other securities, such securities may be sold in a block sale/single lot transaction.

Deposit, Withdrawal and Cancellation

The depositary will issue ADSs if a holder or a holder’s broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under our registration statement, we will deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan Chase Bank, N.A., as depositary for the benefit of ADR holders or in such other name as the depositary shall direct.

The custodian will hold all deposited shares for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

For so long as Deceval maintains the register of the shares, shares may be so deposited through the electronic transfer of such shares to the account maintained by the custodian for such purpose at Deceval.

We and the depositary confirm to the other that for as long as the deposit agreement is in effect, it shall endeavor to use its reasonable efforts to furnish the SFC and Deceval, and the Colombian Central Bank, if applicable, at any time and within the period that may be determined, with any information and documents related to the ADRs program created by the deposit agreement and the ADSs issued thereunder that any of those agencies or entities requires or requests be furnished, to the extent that information is available to it and can be furnished without unreasonable effort and expense and that disclosure of that information is permitted under applicable law, rule and regulation including, without limitation, privacy laws. Each of the depositary, the custodian and us are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request in each case only after consultation between us and the depositary. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably consent to us and the depositary, and our and their respective agents, disclosing information and documents which contain information on such holder and/or beneficial owner, as the case may be.

The depositary has the right to terminate the deposit agreement immediately in the event that the depositary or the custodian are advised in writing by reputable independent Colombian counsel that they could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only through us. Notwithstanding anything else contained in the deposit agreement and for the avoidance of doubt, the indemnities contained in the deposit agreement shall apply to any and all liabilities incurred by the depositary, the custodian and their respective directors, officers, employees, agents and affiliates as a result of our failure to provide such information or documents to SFC, Deceval, the Colombian Central Bank or other competent authorities as provided in the deposit agreement.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and an ADR holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an Éxito ADS and obtain deposited securities?

When a holder turns in its ADR certificate at the depositary’s office, or when a holder provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to such holder or upon such holder’s written order. Delivery of deposited securities may be made through Deceval to an account a holder designates or by other means the depositary deems practicable in.

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of deposited securities;

●	to give instructions for the exercise of voting rights;

●	to pay any fees, charges or expenses assessed by, or owing to the depositary for administration of the ADR program and any expenses as provided for in the ADR; or

●	to receive any notice or to act or be obligated in respect of other matters;

all subject to the provisions of the deposit agreement.

Voting Rights

Upon the request of the Depositary holders may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs.

As soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares or other deposited securities, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the ADR holders a notice (the “Voting Notice”) stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Colombian law, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given. Each ADR holder shall be solely responsible for the forwarding of Voting Notices to the beneficial owners of ADSs registered in such ADR holder’s name.

Following actual receipt by the depositary’s ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities. The depositary will not itself exercise any voting discretion in respect of any deposited securities.

To the extent that (A) the depositary has been provided with at least 35 days’ notice of the proposed meeting from us, (B) the Voting Notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and the depositary is instructed to deem such ADR holder, to have instructed the depositary to take such actions as are necessary, subject to applicable law and the terms of the shares, to cause the amount of shares represented by such ADSs to be counted for the purpose of satisfying applicable quorum requirements on such agenda item, provided, however that the depositary shall not represent or present for quorum purposes any deposited securities represented by ADSs for which voting instructions were not received unless and until the depositary has been provided with an opinion of counsel to the company, in form and substance reasonably satisfactory to the depositary, to the effect that (a) the representation and presentation of such deposited securities for purposes of establishing a quorum does not subject the depositary to any reporting obligations under Colombian law, rule or regulation, (b) the presentation of such deposited securities will not result in a violation of Colombian law, rule, regulation or permit, (c) the voting arrangement as contemplated by the deposit agreement will be given effect under the laws, rules and regulations of the Republic of Colombia and (d) the voting arrangement contemplated by the deposit agreement will not be construed to be an exercise of voting discretion by the depositary and the depositary will not be considered to be an owner of the deposited securities as a result of its presentation of deposited securities in accordance with the voting arrangement.

In the deposit agreement, we have advised the depositary that pursuant to the laws of Colombia and our articles of association and similar documents, the depositary, as a holder of the deposited securities, is permitted to vote some deposited securities in one manner and other deposited securities in a different manner, or to vote some deposited shares and to abstain with respect to other deposited securities, with respect to matters to be voted upon at meetings of holders of deposited securities (such voting being referred to as “Split Voting”). To the extent Split Voting ceases to be permitted and either the custodian or the depositary are not able to vote the deposited securities under the deposit agreement separately, the deemed discretion described above shall no longer apply and all such deposited securities shall be voted based on the majority vote of the voting instructions timely received from holders of ADRs. In the case of such single block voting, all holders of ADRs, including holders of ADRs for which no voting instructions are timely received and holders of ADRs evidencing ADSs representing deposited securities with voting instructions contrary to the voting instructions of a majority of the deposited securities timely received, acknowledge, consent and agree that the deposited securities shall all be voted as a single block and that the voting instructions of such holders of ADRs will be deemed given in accordance with this paragraph. If, under applicable law of Colombia or our articles of association or similar documents, the depositary is not permitted to vote deposited securities in accordance with the instructions actually expressed by holders as provided above with respect to a matter and the depositary does not adopt alternative procedures in the paragraph above with respect to that matter, the depositary will do nothing and the deposited securities will not be voted at any such meeting.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. Voting instructions will not be deemed received until such time as the depositary’s ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by JPMorgan Chase Bank, N.A., as depositary, prior to such time. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of the stock exchange or market on which the ADSs are listed or traded, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that ADR holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Risks Relating to the Ownership of our Common Shares and the Éxito ADSs.”

Reports and Other Communications

The deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders on the SEC’s internet website, or upon request from the depositary (which request may be refused by the depositary at its discretion). Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge.

Neither the depositary, nor any of its agents, shall be liable to ADR holders or beneficial owners of the ADSs and ADRs for failure of any of them to comply with applicable tax laws, rules and/or regulations. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners of ADS, the current and prior ADR holders acknowledge and agree that the depositary has no obligation to seek payment of amounts owing from any current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale), or to the extent the property is not listed and publicly traded on a stock exchange the depositary may sell the deposited securities, in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. To the extent the depositary is required to sell deposited securities for purposes of paying any tax that the depositary or the custodian is obligated to withhold, the depositary shall reduce the number of ADSs to reflect any such sales of shares with, in all cases, the ADR holder remaining liable for any deficiency.

As an ADR holder or beneficial owner, a holder will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. These obligations survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the holder’s consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees, charges or expenses on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair the holder’s right to surrender the holder’s ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements that (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations, which amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

Brazilian Depositary Receipts

Holders of Éxito ADSs, may upon payment of certain applicable fees, charges and taxes in accordance with the Éxito ADS Deposit Agreement, cancel their Éxito ADSs and receive the underlying Éxito common shares in Colombia. In addition, such Éxito common shares may be further deposited with the Éxito BDR Depositary, who will issue Éxito BDRs in Brazil in accordance with the Éxito BDR Deposit Agreement, as further described below.

The rights of holders of Éxito BDRs are set forth in a Deposit Agreement between us and Itaú Unibanco S.A., as Éxito BDR Depositary. There are differences between holding Éxito BDRs and holding Éxito common shares.

In connection with the listing of Éxito BDRs, Éxito is required to comply with certain disclosure requirements set forth in the Brazilian regulation, including annually filing a formulário de referência (a document which contains financial, legal and operating information about the filer), providing quarterly financial information and certain periodical filings disclosing material events.

Brazilian Depositary Receipts

Each Éxito BDR represents four Éxito common shares, maintained in custody by the Éxito BDR Custodian which has its offices, at Carrera 7 No. 77 - 07, Bogotá, Colombia. Each Éxito BDR also represents other securities, cash or other property which may be held by the Éxito BDR Depositary. The Éxito BDR Depositary’s office at which the BDRs will be managed is located at Praça Alfredo Egydio de Souza Aranha No. 100, Torre Conceição, in the City of São Paulo, State of São Paulo, Brazil.

BDR holder will not be treated as one of our shareholders and, as a result, will not have any shareholder rights, other than the rights provided in the Éxito BDR Deposit Agreement and to the extent that they comply with the laws of Brazil. The rights of Éxito shareholders are governed by Colombian law and the provisions of Éxito’s bylaws. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” The rights of BDR holders are governed by the laws of Brazil and the provisions of the Éxito BDR Deposit Agreement.

The following is a summary of the material provisions of the Éxito BDR Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to a BDR holder. For more complete information, BDR holders should read:

●	the rules and regulations applicable to BDRs, particularly Brazilian Central Bank Resolution No. 277, of December, 2022, CVM Resolution No. 182, as amended, and CVM Resolution No. 80; and

●	the Éxito BDR Deposit Agreement, copies of which are available for upon request.

Issuance and cancellation of Éxito BDRs

The Éxito BDR Depositary will issue the Éxito BDRs in Brazil after confirmation by the Éxito BDR Custodian that a corresponding number of Éxito common shares were deposited with the Éxito BDR Custodian, as set forth in the Éxito BDR Deposit Agreement.

As a result, an investor may at any time give instructions to a broker or custodian to purchase Éxito common shares on the BVC, to be further deposited with the Éxito BDR Custodian in order to allow the Éxito BDR Depositary to issue Éxito BDRs.

To settle a purchase of our share on the BVC in order to create a BDR, an investor will need to enter into a foreign exchange agreement, which must be done based on the BDR program certificate registered with the Brazilian Central Bank together with a broker certificate evidenced by the purchase of Éxito common shares.

A holder of Éxito BDRs may at any time request the cancellation of all or part of their Éxito BDRs, by giving instructions to a broker or custodian operating in Brazil to provide for the cancellation of the Éxito BDRs with the Éxito BDR Depositary, and delivering evidence that all fees and potential taxes due in connection with this service were duly paid, as set forth in the Éxito BDR Deposit Agreement.

Brazilian investors will be required to send the proceeds of any cancellation of Éxito BDRs back to Brazil within seven days of the cancellation date. Non-Brazilian investors that are registered in Brazil as portfolio investors under CMN Resolution No. 4,373 do not need to send the proceeds of any sale of Éxito common shares into Brazil. In any event, the transaction must be recorded in the Brazilian Central Bank system.

Issuance of Éxito BDRs Without Underlying Éxito Common Shares

In no event may the Éxito BDR Depositary issue Éxito BDRs without confirmation by the Éxito BDR Custodian that a corresponding number of Éxito common shares were deposited with the Éxito BDR Custodian.

Restrictions on Éxito BDRs

Holders of Éxito BDRs may only exercise their rights indirectly through the Éxito BDR Depositary. Holders of Éxito BDRs may also face other difficulties in exercising their rights, as voting rights granted to Éxito common shares and, indirectly, to Éxito BDRs, must be exercised by holders of Éxito BDRs through the Éxito BDR Depositary, which will instruct the Éxito BDR Custodian accordingly. Although the mechanisms related to notices of shareholders’ meetings and voting instructions provided in the Éxito BDR Deposit Agreement are intended to provide sufficient time for the exercise of these rights, there can be no assurance that these mechanisms will allow holders of Éxito BDRs to effectively exercise voting rights, particularly in the event that notice of a shareholders’ meeting or voting instruction does not timely reach Éxito BDR holders for reasons that are beyond our control and beyond the control of the Éxito BDR Depositary.

Dividends and Other Cash Distributions

Dividends and other cash distributions to be paid to Éxito BDR holders who keep their certificates registered with B3 will be credited to it, as the fiduciary owner of the BDRs. B3 will be responsible for distributing dividends and other cash distributions to brokerage and distribution companies used by Éxito BDR holders to access the BDR trading market, which in turn will be responsible for making credits to Éxito BDR holders registered in their records, in accordance with the credit option made with such institutions. As for the holders of Éxito BDRs who maintain their certificates registered in the Éxito BDR Depositary books, the credit will be made according to the credit option contained in their registration before the Éxito BDR Depositary.

The distributions will be made proportionately with the number of Éxito common shares represented by Éxito BDRs. Distributions will only be made in Brazilian reais and centavos will be rounded to the next lower whole centavo.

Share Distributions

In the event of distributions of Éxito common shares or a share split or reverse share split, the Éxito BDR Depositary will issue new Éxito BDRs corresponding to such new shares deposited with the Éxito BDR Custodian and will credit them in the Éxito BDR Depositary account. The Éxito BDR Depositary, in turn, will credit new Éxito BDRs to the beneficiary holders recorded in its books. The Éxito BDR Depositary will distribute only whole Éxito BDRs. If any fractions of Éxito BDRs result and are insufficient to purchase a whole BDR, the Éxito BDR Depositary will use its best efforts to add such fractions and sell them in an auction on B3, and the proceeds of the sale will be credited to BDR holders, proportionally with their holdings recorded in the Éxito BDR Depositary books.

Pre-emptive Rights

If we offer holders of Éxito common shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to Éxito BDR holders through the Éxito BDR Depositary, which will exercise these rights directly or indirectly, in the name of the Éxito BDR holders that have instructed the Éxito BDR Depositary to do so. An Éxito BDR holder is free to exercise or negotiate such rights, subject to applicable law.

We will communicate to the Brazilian market, requesting the holders of Éxito BDRs to express an interest in exercising the right or disposing of it. After being informed by us about the granting of the pre-emptive right to subscribe for additional shares or any other rights, the Éxito BDR Depositary will inform B3 about the granting of this right.

Voting of Deposited Shares

BDR holders have the right to instruct the Éxito BDR Depositary to exercise the vote corresponding to the Éxito common shares represented by their Éxito BDRs. See “See “Item 10. Additional Information—B. Memorandum and Articles of Association.” However, BDR holders may not know about a meeting sufficiently in advance to timely instruct the Éxito BDR Depositary to exercise their voting rights with respect to Éxito common shares held by the Éxito BDR Custodian.

We will notify about our shareholders’ meetings simultaneously in Brazil and abroad by means of market notices, the Éxito BDR Depositary and B3, describing the matters to be voted on and translated into Portuguese.

Fees and Expenses

The cost of the issuance of Éxito BDRs, Cancellation of Éxito BDRs and other services to be provided by the Éxito BDR Depositary to the holder of Éxito BDRs will be agreed between the Éxito BDR Depositary and the Éxito BDR holder requesting such services.

Liability of Owner for Taxes

Holders will be responsible for any taxes or other governmental charges payable on their Éxito BDRs or on Éxito common shares deposited with the Éxito BDR Custodian. See “Item 10. Additional Information — E. Taxation —Material Brazilian Tax Consequences.”

Limitations on Obligations and Liability to Holders of Éxito BDRs

The Éxito BDR Deposit Agreement expressly limits our obligations and the obligations of the Éxito BDR Depositary, as well as our liability and the liability of the Éxito BDR Depositary. We and the Éxito BDR Depositary are not liable for the calculation, collection, compensation and refund of any taxes on cash distributions to be paid to the Éxito BDR holders, in Brazil or abroad, unless there is legislation expressly attributing such tax liability to the BDRs depositary institution or to us, in which case they will be collected before the distribution of funds to the Éxito BDR holders. In accordance with applicable tax legislation, Éxito BDR holders will be responsible for calculating and paying any and all taxes or other government charges due as a result of ownership of BDRs, or the Éxito common shares owned by them, as well as those levied on any BDR negotiations.

In the Éxito BDR Deposit Agreement, we and the Éxito BDR Depositary agree to indemnify each other under certain circumstances.